Filed pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 12 DATED APRIL 17, 2009

Supplement No. 12 to be used with

PROSPECTUS DATED APRIL 25, 2008

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 12 (cumulative, replacing all prior supplements) dated April 17, 2009 reports on (a) the status of our best-efforts offering of units; (b) our purchase of 25 hotels containing a total of 2,887 guest rooms for an aggregate gross purchase price of approximately $400 million, plus our assumption of existing loans secured by six of these hotels; (c) our purchase, in connection with a purchase and leaseback arrangement (under which we will receive rental payments) of approximately 417 acres of land consisting of 113 individual sites in the Ft. Worth, Texas area and that provides for a gross purchase price of approximately $147 million; (d) our execution of certain purchase contracts that relate to 15 hotels containing a total of 1,887 guest rooms and that provide for an aggregate gross purchase price of approximately $269 million; and (e) our audited financial statements as of December 31, 2008 and for the year then ended and certain additional information about us.

As of May 14, 2008, we completed our minimum offering of 9,523,810 units at $10.50 per unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of March 26, 2009, we had closed on the sale of 43,446,316 additional units at $11 per unit and from such sale we raised gross proceeds of approximately $478 million and proceeds net of selling commissions and marketing expenses of approximately $430 million. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of approximately $578 million and proceeds net of selling commissions and marketing expenses of approximately $520 million.

In connection with our hotel and land purchases to date, we paid a total of approximately $11 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.